EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

9th January, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th January 2007, I enclose one copy of the following item that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 9th January 2007, notifying the market that, in conformity with the Transparency Directive's transitional provision 6, the total number of voting rights in EMI Group plc is 800,011,223; and,

(b) an announcement dated 9th January 2007, confirming that the Credit Suisse companies have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 8th January 2007, held 36,315,654 shares, being 4.54% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

VIA PR NEWSWIRE DISCLOSE

ER 07/04

Regulatory News Service

9th January, 2007.

EMI GROUP PLC
Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, we wish to notify the market that, following the exercise of savings-related share options on 9th January 2007, EMI Group plc's capital has increased to 800,011,223 Ordinary Shares of 14p each. Each Ordinary Share carries the right to one vote at general meetings of the Company's shareholders. The Company does not hold any Ordinary Shares in Treasury and, therefore, the total number of voting rights in EMI Group plc is 800,011,223.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, EMI Group plc under the FSA's Disclosure and Transparency Rules.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 07/05

Regulatory News Service

9th January, 2007.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Credit Suisse Securities (Europe) Ltd, in a letter dated and received by fax after the close of business on 8th January 2007, that the Credit Suisse companies had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 8th January 20078, held 36,315,654 shares, being 4.54% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231